UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif Bros. Riverville Mill Employees

Retirement Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Exhibit Index on Page 12.

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust are being filed herewith:

Description	Page No.

Financial Statements and Supplemental Schedule:
December 31, 2002 and 2001 and the year ended December 31, 2002

Report of Independent Auditors	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 9

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year	Page 10

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 13

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 14

Report of Independent Auditors

To the Participants and Administrator of

        the Greif Bros. Riverville Mill

        Employees Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG

April 3, 2003

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value	$11,616,694	$12,676,659
Receivables	22,757	—
Liabilities
Due to broker for securities purchased	22,697	3,787

Net assets available for benefits	$11,616,754	$12,672,872

See accompanying notes.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions from participants	$947,277
Investment income (loss):
Net depreciation in the fair value of investments (Note 3)	(1,770,077)
Interest and dividends	144,738

(678,062)
Deductions:
Benefits paid to participants	(378,056)

Decrease in net assets available for benefits	(1,056,118)
Net assets available for benefits:
Beginning of year	12,672,872

End of year	$11,616,754

See accompanying notes.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document for more complete information.

General

The Plan is a contributory defined contribution plan covering all eligible employees who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 20% of their annual compensation as defined in the Plan, limited to the maximum allowable under the Internal Revenue Code (“IRC”). Upon enrollment, a participant may direct their contributions in 5% increments to any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of 1% above prime at the time of the loan. Principal and interest is paid ratably through quarterly payroll deductions.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in their contributions and related income credited to their accounts.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to a named beneficiary in the event of the participant’s death. Distributions are made in lump sum.

Plan Termination

Although it has not expressed any intent to do so, Grief, Inc. ( the “Sponsor”) has the right under the Plan to discontinue and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any expenses involved will be paid by the Sponsor. The final amounts accumulated in the participant’s accounts will be distributed in accordance with Section 401(k)(10) of the IRC.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. Investments are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

All administrative expenses of the Plan are paid by the Sponsor

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in the Fair Value of Investments
Common Stock	$(19,963)
Mutual/Common/Collective Funds	(1,750,114)

$(1,770,077)

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2002

3. Investments (continued)

Investments representing 5% or more of the fair value of net assets available for benefits are as follows:

	December 31,
	2002	2001
Victory Stock Index Fund	$905,469	$1,233,075
Victory Lifechoice Moderate Investor Fund	635,074	725,019
AIM Value Fund	—	2,148,052
AIM Premier Equity Fund	1,446,803	—
Franklin Small-Mid Cap Growth Fund	979,356	1,435,158
Janus Twenty Fund Inc.	905,921	1,202,869
PIMCO Total Return Fund	1,275,699	1,006,686
Victory DCS Magic Fund	4,599,893	3,857,307

4. Transactions with Parties in Interest

As of December 31, 2002 and 2001, the Plan owned 2,669 and 2,042 shares of the Sponsor’s common stock with a fair value of $63,522 and $67,284, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Greif Bros. Riverville Mill

Employees Retirement Savings Plan and Trust

EIN 31-4388903 Plan No. 007

Schedule H, Line 4i—Schedule of Assets Held

for Investment Purposes at End of Year

December 31, 2002

Identity of Issue	Description of Investment	Fair Value
Key Trust Company of Ohio, N.A.

Common/Collective Fixed Income Funds:
Victory DCS Money Market Fund	5,767	$80,952
Victory DCS Magic Fund	286,914	4,599,893

Mutual Funds:
AIM Premier Equity Fund	192,650 units	1,446,803
Franklin Small-Mid Cap Growth Fund	44,618 units	979,356
Janus Twenty Fund Inc.	31,228 units	905,921
Janus Overseas Fund	25,758 units	393,834
Victory Lifechoice Growth Investor Fund	10,453 units	79,237
Victory Lifechoice Moderate Investor Fund	73,419 units	635,074
Victory Lifechoice Conservative Investor Fund	3,745 units	34,265
Victory Stock Index Fund	69,598 units	905,469
PIMCO Total Return Fund	119,559 units	1,275,699

Common Stock:
Greif, Inc.*	2,669 units	63,522

Interest bearing cash	2,559 units	2,900

Participant loans	Interest rate range 8.25% to 9.5%	213,769

		$11,616,694

* Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF BROS. RIVERVILLE MILL EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST

Date:	June 20, 2003	By:	/s/ MICHAEL L. ROANE
Printed Name: Michael L. Roane
Title: Plan Administrator

GREIF BROS. RIVERVILLE MILL

EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 13

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 14